(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	June 15, 2012

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	The North Carolina Capital Management Trust (the trust):
Term Portfolio (the funds)
File Nos. 002-77169 and 811-03455
Post-Effective Amendment No. 54

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 54 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus Statement of Additional Information for Cash Portfolio and Term Portfolio. Pursuant to Rule 472 under the 33 Act, the fund's Prospectus and SAI, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 52

This filing incorporates changes that were approved by Shareholders on October 27, 2011 to Term Portfolio's fundamental concentration policy, so that more than 25% of total assets will be invested in securities issued by the financial services industry.

This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of August 29, 2012. We request your comments by July 16, 2012.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Brenda Haskell
Brenda Haskell
Legal Product Group